November 4, 2015

Jacob Sandoval
Christina Fettig
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure and Review Office
100 F Street N.E.
Washington DC 20549

RE:	Shareholder Reports, dated December 31, 2014, for Allianz Variable Insurance Products Trust (File Nos. 333-83423 and 811-9491)

Dear Mr. Sandoval and Ms. Fettig:

On September 17, and, subsequently, on October 28, 2015, you provided telephonic comments regarding the above-referenced reports, as well as certain other filings of the Trust. Subsequently, we received additional clarification via voicemail and e-mail correspondence. This letter responds to your comments. Each comment is summarized below, followed by the Trust's response. Changes made in response to comments will be incorporated into future reports, or such other filings where applicable. If this letter misstates any of your comments, or if you need any additional information, please let us know.

Comment:  On Form N-PX, submitted by the Trust August 25, 2015, you noted that four voting records were shown for AZL Franklin Templeton Founding Strategy Plus Fund. You asked whether there should be just one.

Response:  The Trust respectfully submits that the format of its Form N-PX submitted on August 25, 2015, satisfies the requirements of Form N-PX. The Trust notes that under General Instruction C.1 to Form N-PX, Form N-PX is not a "blank form to be filled in," but is rather only "a guide in preparing the report."  The Trust also notes that the Adopting Release for Form N-PX, states that Form N-PX was intended to allow "funds the flexibility to choose how to make this information available in the most effective and cost-efficient manner."  Investment Company Act Release No. 25922 (January 31, 2003) (the "Adopting Release").  The AZL Franklin Templeton Founding Strategy Plus Fund pursues its investment objective by allocating its assets to a combination of four subportfolios, each of which is subadvised by one of three separate, Franklin-affiliated subadvisers.  To present this information in a format that the Trust believes is most useful to shareholders and in accordance with General Instruction C.1 to Form N-PX and the Adopting Release, the Trust has displayed AZL Franklin Templeton Founding Strategy Plus Fund's proxy voting record separately for each subportfolio.

Comment:  For AZL T. Rowe Price Capital Appreciation Fund, you noted that there had been a benchmark change for the fund and that, in connection with such a change, the requirements of Instruction 7 to Item 27(b)(7) of Form N-1A must be satisfied. On the subsequent call, and in subsequent e-mail correspondence, you noted that this comment was focused on the fact that the Balanced Composite Index appears first in the growth chart and returns table for the Fund's shareholder report, dated December 31, 2014, and is noted in the MDFP as being the primary benchmark.

Response:  The Trust notes, by way of background, that, prior to November 14, 2013, the AZL T. Rowe Price Capital Appreciation Fund was named AZL Davis New York Venture Fund, was subadvised by Davis Selected Advisers, L.P., and had as

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

its benchmark the Russell 1000 Value Index. The name and subadviser were changed November 14, 2013, and the primary index was changed to the S&P 500 Index. The Trust notes that the shareholder report dated December 31, 2013, included both the Russell 1000 Value Index and the S&P 500 Index in the hypothetical account chart and explained the reason for the change (the change in subadviser and strategy) in the 2nd paragraph of the MDFP. Subsequently, the Barclays Capital U.S. Aggregate Bond Index and a Balanced Composite Index, which is composed of the S&P 500 Index (60%) and the Barclay's Capital U.S. Aggregate Bond Index (40%), were added as additional indexes.  The prospectus, dated April 28, 2014, included the Russell 1000 Value Index and the S&P 500 Index, as well as the additional indexes, and also explained the reason for the change. The Trust respectfully submits that these disclosures satisfy the requirements of Instruction 7, as well as Instructions 5 and 6, to Item 27(b)(7) of Form N-1A.

The Trust notes that the shareholder report dated December 31, 2014, included the Russell 1000 Value Index and the S&P 500 Index, as well as the additional indexes, in the hypothetical account chart; however, the order of the presentation, putting the Balanced Composite Index first, as well as the MDFP, indicated that Balanced Composite Index was the primary benchmark.  This was an unintended error. The Fund's primary benchmark remains the S&P 500 Index, as disclosed in the Dec. 31, 2013, shareholder report, and in the current prospectus for the Fund. There was no intention to change the primary benchmark. The Trust will correct this presentation in future shareholder reports.

Comment:  In connection with the charts depicting portfolio composition and holdings, you suggested that, for funds significantly invested in derivatives, that the chart explain in a footnote that it does not include exposures to derivatives.

Response:  The Trust respectfully submits that including the additional explanation suggested is not required. The Trust notes that derivative positions and impact can be found in the tables after the schedules of investments for each applicable fund, and that a description of such investments and their risks can be found in the notes to the financial statements. Consequently, the Trust does not believe that adding this additional information would be helpful to shareholder understanding.

Comment:  In the Schedule of Portfolio Investments, for variable rate securities, you noted that future filings should disclose the terms or basis by which the rate is calculated. In the subsequent call, you clarified that this requirement is included as part of the mutual fund reporting modernization proposal.

Response:  The Trust respectfully submits that including the terms or basis by which the variable rate is calculated is not presently required, and the Trust does not believe that adding this additional information would be helpful to shareholder understanding. The Trust is monitoring the mutual fund reporting modernization proposal, and will make any necessary changes when that proposal is implemented.

Comment:  For investments by AZL BlackRock Global Allocation Fund in total return swaps, on page 23 of the report, you requested clarification with respect to whether the fund is paying or receiving.

Response:  The Trust will provide the additional disclosure requested in future reports.

Comment:  In the Schedule of Portfolio Investments for AZL Russell 1000 Growth Index Fund, you noted that securities were identified as affiliated but that all disclosure for affiliate investments and advances is not included, as required by Regs. S-X 2-10 and 12-14.

Response:  The Trust will provide the additional disclosure requested in future reports.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Comment:  You noted that Palantir Technologies, Inc. was identified with the Oil, Gas & Consumable Fuels industry for the AZL BlackRock Capital Appreciation Fund and the AZL BlackRock Global Allocation Fund, and with the Internet Software & Services industry for the AZL Morgan Stanley Mid Cap Growth Fund. You asked whether it would change the discussion in the MDFP if the investment was classified in the Internet Software & Services industry for the BlackRock funds.

Response:  The Trust will ensure consistency of industry classification across funds in future reports, as requested. The Trust also notes that the security identified is a small portion of the applicable BlackRock fund portfolios as a whole; consequently, changing the industry classification would not materially impact the discussion in the MDFP for the BlackRock funds.

Comment:  For the AZL Schroder Emerging Markets Fund, you noted that future reports should indicate the date rights will expire.

Response:  The Trust will provide the additional disclosure requested in future reports.

Comment:  You noted that the rates associated with preferred stocks should be disclosed (i.e., in AZL Franklin Templeton Founding Strategy Plus Fund).

Response:  The Trust will provide the additional disclosure requested in future reports.

Comment:  For AZL Enhanced Bond Index Fund, referring to Regs. S-X 5-02 and 6-04(7), you requested that the Trust confirm that there were no restricted deposits or, if there were restricted deposits, that the Trust tick or mark or separately disclose that fact.

Response:  The Trust notes that, at the report date, there were two securities pledged as collateral for futures that should have been notated within the Schedule of Investments.  The Trust will ensure collateral securities are properly noted in future reports, as applicable. The Trust also notes that there were no restricted deposits that should have been marked.

Comment:  In the Statement of Assets and Liabilities for AZL MetWest Total Return Bond Fund, you noted that interest and dividends receivable were greater than investment income and that the accrual for administration and compliance was greater than the total expenses, and you requested an explanation.

Response:  The Trust notes that, with regard to interest receivable versus income, the AZL MetWest Total Return Bond Fund began operations on November 17, 2014, and interest receivable is composed of both interest purchased and accrued interest earned on bonds, whereas investment income only includes accrued income on bonds for 44 days of operations.  With regards to the fee payable for administration and compliance being greater than the fee listed on the Statement of Operations, the Trust notes that there was an erroneous amount included in the fee payable that should have been included in "Other accrued liabilities" for the difference of $296.  The payable equals the amount accrued because of the short period of operations and the fee was paid in the beginning of the next month.

Comment:  In the Statement of Assets and Liabilities for AZL Enhanced Bond Index Fund, you noted that there was a liability for securities sold short of $131 million, and asked where that was received on the asset side.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Response:  The Trust notes the securities sold short in the AZL Enhanced Index Bond Fund were TBA securities sales in December that settled in January.  Thus, the asset is included in "Receivable for investments sold" on the Statement of Assets and Liabilities. In future shareholder reports, the Trust will consider whether it would be appropriate to further clarify in similar circumstances that these are TBA securities.

Comment:  In the Statement of Operations for AZL Federated Clover Small Value Fund, you noted that, despite a liability for custodian fees payable, there was no expense, and you asked to what does the payable relate.

Response:  The Trust notes that, in fiscal year 2014, the AZL Columbia Small Cap Fund merged into the AZL Federated Clover Small Value Fund. There were certain expenses, including custody expenses, from the Columbia fund that carried into the Federated Fund, where amounts invoiced were less than budgeted amounts.  Thus, the surviving Federated Fund was over-accrued in custody expenses during fiscal year 2015, and no additional expenses were charged, making the custody amount to disclose on the Statement of Operations zero, with a remaining liability balance on the Statement of Assets and Liabilities to cover open invoices from fiscal year 2015.

Comment:  For AZL Enhanced Bond Index Fund, you requested that the Trust state the interest expenses on short sales and realized gains and losses separately, referencing Reg. S-X 6-07(7) and ASC 94622545-3.

Response:  The Trust will provide the additional disclosure requested in future reports.

Comment:  In the Financial Highlights, generally, you noted that the heading "Dividend to Shareholders" should be "Distribution to Shareholders" to the follow the terminology in Form N-1A. On the subsequent call, you noted that this heading change also should be made in the Statement of Changes in Net Assets.

Response:  The Trust will make these changes, as requested, in future reports.

Comment:  In Note 2 to the Financial Statements (Securities Lending), you asked that the Trust confirm whether there are master netting arrangements or similar agreements that might require disclosure. You also asked that the Trust confirm, for AZL JPMorgan International Opportunities Fund, whether there is master netting for cross currency and forward currency contracts.

Response:  The Trust confirms that there are no master netting arrangements or similar agreements in connection with its securities lending program. The Trust also notes that the forward currency contracts in the AZL JPMorgan International Opportunities Fund are non-ISDA, non-netting contracts that are covered under representation and warrant letters and are not collateralized.

Comment:  In Note 3 to the Financial Statements (Related Party Transactions), as well as in the prospectus, you asked that the Trust disclose whether the expense limitation agreement excludes Acquired Fund Fees and Expenses.

Response:  The Trust's expense limitation agreement does exclude certain expenses, including Acquired Fund Fees and Expenses. This is disclosed in the funds' prospectus, under Fund Operating Expense Limitation Agreements. The Trust notes that Note 3 does indicate that the arrangement excludes "interest expense (e.g., cash overdraft fees), taxes, brokerage commissions, other expenditures that are capitalized in accordance with U.S. GAAP and other extraordinary expenses not

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

incurred in the ordinary course of the Fund's business." In future reports, this disclosure will also include reference to the exclusion of Acquired Fund Fees and Expenses.

Comment:  For the Investment Valuation Summary, you asked whether there were any transfers between Levels 1 and 2 or if there is an accounting policy to disclose only transfers exceeding a particular threshold. If there were no transfers, you asked that the Trust state that there were no transfers. If there were transfers, but were under an established threshold, you asked that the Trust disclose that. On the subsequent call, and in subsequent e-mail correspondence and voicemail, you asked that the Trust confirm that qualitative and quantitative information is considered in the threshold.

Response:  The Trust identifies significant transfers, which are considered to be transfers of two percent or more of net assets, in the Fair Value Level section of the notes. For greater clarity, in future reports a sentence will be added, if applicable, to the effect that there were no significant transfers.

The Trust notes that it complies with ASU 2010-06, which states that in order to determine if the amount of the transfers between levels 1 and 2 is significant, such amount should be compared to earnings, total assets, or total liabilities, (whichever may be applicable).  The Trust respectfully submits that its use of a 2% threshold to disclose significant quantitative information is conservative.  In the event that available qualitative information seems to necessitate a decrease in the threshold, the Trust would consider such information in establishing a threshold.

With respect to the AZL International Index Fund, the MDFP explained that the Fund's underperformance relative to its benchmark was (in part) the result of fair valuation.  The MDFP does not state that fair valuation detracted from fund performance.  Further, fund performance is a result of changes in valuation, whether from exchange prices or fair valuation.  Investment strategies and the timing of investment of cash flows can only contribute to over- or under-performance relative to an appropriate benchmark.

Since the Fund is an index fund weighted to a benchmark, the difference between the Fund's performance and the benchmark's performance is primarily due to fair valuation of international equities at period end as well as operating expenses charged to the Fund.  The Trust does not believe that these reasons are qualitative as that term would be used to disclose level 3 valuation considerations as described in ASU 2011-04.

Comment:  Under Security Purchases and Sales for AZL MetWest Total Return Bond Fund and AZL Pyramis Total Bond Fund, you asked whether long-term US government securities were included in the calculation of the turnover rate.

Response:  The Trust notes that the amounts shown under purchases and sales in Note 5 are the total purchases and sales for each fund.  The government purchases and sales, segregated under the total purchases and sales, are included in the totals above, which are used to calculate the portfolio turnover rate.  The total does not exclude government securities.

Comment:  In Note 6 to the AZL MFS Value Fund (Investment Risks), you noted that Security Quality (High Yield) Risk was identified as a risk of the fund but that the risk is not identified in the prospectus and that the fund does not have investments in high yield securities.

Response:  The Trust confirms that Security Quality (High Yield) Risk is not a principal risk of this fund and will not be disclosed in future reports.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Comment:  Under Information about the Board of Trustees and Officers, you noted that Item 27(b)(6) of Form N-1A requires a statement that the SAI includes additional information about fund directors and is available, without charge, upon request, including a toll-free number for shareholders to call to request the SAI.

Response:  The Trust confirms that the statement required by Item 27(b)(6) of Form N-1A will be included in future reports.

Comment:  In the prospectus for AZL BlackRock Global Allocation Fund, you noted that the footnote to Acquired Fund Fees and Expenses indicates that it includes 0.01% of expenses associated with the fund's subsidiary. You asked why subsidiary expenses are reflected under Acquired Fund Fees and Expenses, when the subsidiary is consolidated with the fund. On the subsequent call, you noted that it is the staff's position that expenses related to wholly-owned subsidiaries which are consolidated in a fund's financial statements should not be presented as Acquired Fund Fees and Expenses.

Response:  For purposes of showing annual operating expenses in the prospectus, the AZL BlackRock Global Allocation Fund previously has chosen to treat its subsidiary as an investment in an investment company.  Therefore, expenses of the subsidiary were shown as Acquired Fund Fees and Expenses.  In future shareholder reports, these expenses will not be shown as Acquired Fund Fees and Expenses. The Trust notes that the total expense ratio of the Fund would be unchanged if the expenses of the subsidiary were not shown as Acquired Fund Fees and Expenses.

Comment:  In the prospectus, generally, you noted that the current prospectus indicates that only one fund had Acquired Fund Fees and Expenses, and that prior prospectuses indicated more funds had Acquired Fund Fees and Expenses. You asked that the Trust confirm that the calculation of Acquired Fund Fees and Expenses is correct under Item 3 (Instruction 3(f)) of Form N-1A.

Response:  The Trust confirms there has been no change in methodology in the calculation of Acquired Fund Fees and Expenses and that the calculation is per guidelines.  During the fiscal year ended December 31, 2014, in general, the Allianz Variable Insurance Products Trust invested fewer assets in investment companies resulting in the decline of Acquired Fund Fee and Expense disclosures in the Prospectus dated April 27, 2015.

Comment:  You noted that the Form N-CSR requires that it be signed by the Trust's registrant by its principal executive and principal financial officers, but that the Trust's Form N-CSR indicates that it was signed by the "President" and "Treasurer". You requested that future filings indicate the capacity in which the Form is signed.

Response:  The Trust notes that its Treasurer is its Principal Financial Officer, and the President is the Trust's Principal Executive Officer. In future filings, the Trust will utilize the Principal Executive Officer and Principal Financial Officer titles on the signature page to avoid confusion.

Comment: You noted that the report for the AZL Dreyfus Research Growth Fund indicates that The Boston Company would replace The Dreyfus Corporation as the subadviser effective April 27, 2015, and you indicated that there should be disclosure in the upcoming semi-annual report with respect to the board deliberations approving the new subadviser.

Response:  The Trust notes that both The Boston Company and Dreyfus are owned by The Bank of New York Mellon Corporation. In connection with the Board's review of the transfer of subadvisory duties from Dreyfus to The Boston Company, the Board received and relied upon an opinion of counsel provided by The Boston Company, which concluded that the transaction would not result in an "assignment" under the Investment Company Act or the Investment Advisers Act.  The

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

conclusion was based on the facts that (1) there would be no change in the control of the subadviser since both Dreyfus and TBC are under the direct or indirect control of BNY Mellon, (2) there would be no change in the personnel involved in providing investment advice to clients or the manner in which the advice is provided, (3) the transaction would not affect the actual management of the subadviser for purposes of Rule 2a-6 under the 1940 Act; and (4) the transaction would not present any of the abusive elements that could be considered the kind of "trafficking" in investment advisory agreements that Section 15(a)(4) was designed to prevent. In light of these facts, the Trust respectfully submits that the transfer of subadvisory duties from Dreyfus to The Boston Company does not reflect the approval of an investment advisory contract by the Board of Trustees, and, accordingly, that no statement regarding the basis for such approval is required.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik T. Nelson
Erik Nelson
 Chief Legal Officer

763/765-7453
Erik.Nelson@allianzlife.com

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.